February 27, 2008

SUBMITTED IN ELECTRONIC FORM ON EDGAR AS A CORRESPONDENCE FILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention: Linda Cvrkel, Accounting Branch Chief
Division of Corporation Finance
Re:	Meredith Corporation Form 10-K for the Fiscal Year Ended June 30, 2007 Filed August 27, 2007 File No. 001-05128

Dear Ms. Cvrkel:

We have received your letter dated February 12, 2008, which sets forth the comments of the staff of the Securities and Exchange Commission (the Staff) regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2007, of Meredith Corporation (Meredith or the Company). We appreciate your continued efforts to assist us in fulfilling our compliance and disclosure requirements in a manner that enhances the overall disclosure in our filings. Please find our responses to the Staff's four comments and requests for supplemental information below. For your convenience, we have copied each of the comments immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2007

Note 2: Acquisitions, Restructuring, Disposition, and Discontinued Operations, page 53
1.

We note from your disclosure on page 54 that you acquired certain publications from Gruner and Jahr during fiscal 2006 which resulted in the recognition of goodwill of $234.8 million. Please note when the purchase price of a material business combination results in excess of cost over net assets acquired, paragraph 51b of SFAS No. 141 requires you to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price which resulted in the recognition of goodwill. Please confirm your understanding of the guidance and that you will revise your footnote disclosures in future filings accordingly.

Response:

We confirm that it is our understanding that paragraph 51b of SFAS No. 141, Business Combinations (SFAS No. 141) requires that we disclose the primary reasons for our material acquisitions, including when applicable a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. We confirm that we will revise our footnote disclosures in our Annual Report on Form 10-K for the year ending June 30, 2008, to more clearly disclose our primary reasons for the Gruner + Jahr acquisition and the factors that contributed to a purchase price that resulted in the recognition of goodwill. Our proposed revised disclosure, with wording to be added underlined, will be as follows:

On July 1, 2005, Meredith acquired Parents (including its related special interest publications, Baby and Expecting), Family Circle, Fitness, Child, and Ser Padres magazines (collectively referred to as the G+J Consumer Titles) from Gruner + Jahr. Meredith acquired the G+J Consumer Titles to broaden its magazine portfolio, particularly to reach younger women and the Hispanic population, and to increase the scale and retail presence of its magazine operations. Meredith's results of operations include the acquired publications beginning July 1, 2005. The cash purchase price, including transaction costs, was $353.7 million. Factors contributing to a purchase price that resulted in the recognition of goodwill included our long-term strategic goal of serving a younger demographic group and a rapidly growing ethnic group. We concluded that acquiring seasoned titles and an assembled workforce as well as anticipated cost efficiencies through synergies justified the purchase price. Allocation of the purchase price resulted in goodwill of $234.8 million, identifiable intangible assets of $113.0 million, subscription acquisition costs of $103.1 million, other current assets of $58.9 million, tangible assets of $4.7 million, unearned subscription revenues of $137.8 million, and other liabilities of $23.0 million. The identifiable intangible assets include trade names of $76.3 million, subscriber relationships of $15.9 million, advertiser relationships of $18.4 million, and other miscellaneous intangibles of $2.4 million. The tangible and intangible assets have been valued based on an independent third-party valuation. Goodwill and trade names will not be subject to amortization. Other intangible assets will be amortized over their estimated useful lives, which range from three to seven years.

2.

We also note from the disclosure in Note 2 that for certain acquisitions completed in 2007 and 2006, the sellers are entitled to contingent payments should the acquired operations achieve certain financial targets agreed to in the respective acquisition agreements. We also note that as of June 30, 2007, the Company estimates that aggregate contingent payments will range from $36.9 million to $103.1 million and that the sellers may be entitled to receive up to $198.2 million over the next four years. We also note that any additional amounts paid to the sellers will be accounted for by the Company as goodwill. In this regard, please tell us and revise the notes to your financial statements to disclose in further detail the nature and terms of the conditions or milestones which must be achieved for the contingent consideration to become payable by the Company. Also, please indicate whether payment of the consideration is dependent upon the sellers continuing their employment with the Company. As part of your response, please also explain in further detail why the Company believes it is appropriate to account for any payments made as goodwill rather than as compensation expense. Refer to the guidance in paragraphs 25 to 31 and paragraph 34 of SFAS No. 141. Also, see EITF 95-8. We may have further comment upon receipt of your response.

Response:

As of June 30, 2007, Meredith had completed five acquisitions in the preceding fifteen months that had contingent consideration as part of the purchase price. All contingent consideration is to be in the form of cash.

The contingent payments are generally calculated as a multiple of EBIT (earnings before interest and taxes) of each of the respective acquisitions and such multiples range from 5 to 10 times EBIT reduced by prior purchase payments. The applicable multiples vary by acquisition. For each acquisition, there may be characteristics that are unique to the business. For example, one of the acquisitions uses unique visitors to the website as a factor in determining contingent consideration. Generally, the contingent payments are payable over three to four years.

None of the contingent consideration in any of these transactions is conditional upon the continued employment by the sellers.

During the accounting for the acquisitions, Meredith analyzed the guidance in paragraphs 25 through 28 and paragraph 34 of SFAS No. 141 as well as the factors or indicators in EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination (EITF 95-8) in evaluating whether the arrangements for contingent consideration were, in substance, additional purchase price of the acquired enterprise or compensation for services, use of property, or profit sharing. Key factors indicating that the consideration was, in substance, additional purchase price of the acquired enterprises include:

  The contingent consideration is not dependent on the former shareholders' continued employment with Meredith.
  The compensation of the sellers of the acquired companies is comparable to other Meredith employees in similar positions.
  The contingent consideration is proportional to the shareholders' ownership interest in the acquired entities.
  The contingent payment formulas are intended to establish fair values and do not suggest any profit-sharing formulas.
  No other arrangements have been entered into with the selling shareholders other than non-compete agreements. Such non-compete agreements were assigned values and amortizable lives.
  For any key employees who are shareholders in the acquired entities, all bonus arrangements are based on specific incentive targets similar to those in effect for all other Meredith employees.

In light of the above facts, we believe the contingent acquisition payments are appropriately classified as additional purchase price, resulting in an increase in goodwill. Management believes this accounting treatment is consistent with the guidance in SFAS No. 141 and EITF 95-8.

We will revise our footnote disclosures in our Annual Report on Form 10-K for the year ending June 30, 2008, to disclose in further detail the nature and terms of the conditions that must be achieved for the contingent consideration to become payable by the Company. Our proposed revised disclosure, with wording to be added underlined, will be as follows:

For certain acquisitions consummated during fiscal 2007 and 2006, the sellers are entitled to contingent payments should the acquired operations achieve certain financial targets generally based on EBIT, as defined in the respective acquisition agreements. None of the contingent consideration is dependent on the continued employment of the sellers. As of June 30, 2007, the Company estimates that aggregate actual contingent payments will range from approximately $36.9 million to $103.1 million; however, the sellers could receive up to an additional $198.2 million over the next four years in future contingent payments as additional consideration. The additional purchase consideration, if any, will be recorded as additional goodwill on our Consolidated Balance Sheet when the contingency is resolved. For the year ended June 30, 2007, the Company recognized additional consideration of $4.2 million, which increased goodwill.

3.	Also, please revise the discussion of your contractual obligations on page 32 of MD&A to include discussion of your potential obligation to make these contingent payments in future periods.

Response:

We have revised, for illustrative purposes, our Contractual Obligations table on page 32 of our Annual Report on Form 10-K for the year ended June 30, 2007, as shown below. The revised table includes additional clarification and quantification regarding potential payments relating to contingent acquisition consideration. We have included the contingent acquisition payments in the Contractual Obligations table based on our best estimates of the amounts and dates when the contingencies may be resolved. Beginning with our Annual Report on Form 10-K for the year ending June 30, 2008, we will provide the Contractual Obligations table including the contingent consideration payments.

Contractual Obligations

The following table summarizes our principal contractual obligations as of June 30, 2007:
		Payments Due by Period
Updated Contractual obligations	Total	Less than 1 Year	1--3 Years	4--5 Years	After 5 Years
(In millions)
Long-term debt	$ 475.0	$ 100.0	$ 175.0	$ 200.0	$ --
Debt interest [1]	26.4	9.0	15.6	1.8	--
Broadcast rights [2]	79.5	24.6	37.7	13.9	3.3
Operating leases	102.2	19.7	36.7	21.7	24.1
Purchase obligations and other [3]	120.1	25.1	36.9	28.2	29.9
Contingent consideration payments [4]	99.5	33.9	55.5	10.1	--
Total contractual cash obligations	$ 902.7	$ 212.3	$ 357.4	$ 275.7	$ 57.3

1.	Debt interest represents semi-annual interest payments due on fixed-rate notes outstanding at June 30, 2007.
2.	Broadcast rights include $48.9 million owed for broadcast rights that are not currently available for airing and are therefore not included in the Consolidated Balance Sheet at June 30, 2007.
3.	Purchase obligations and other includes expected postretirement benefit payments.
4.

These amounts include contingent acquisition payments. While it is not certain if and/or when these payments will be made, we have included the payments in the table based on our best estimates of the amounts and dates when the contingencies may be resolved.

Note 7: Pension and Postretirement Benefit Plans, page 60
4.

We note your disclosure on page 63 regarding the pension settlement charge recorded in the fourth quarter of fiscal 2007. Please explain in greater detail the facts and circumstances surrounding why the charge was triggered by lump sum payments made as a result of executive's retirement in the prior fiscal year. As part of your response, please explain why management believes it is appropriate to recognize the pension settlement charge in fiscal 2007 when his retirement took place in the prior year.

Response:

The pension settlement charge relates to the retirement on June 30, 2006, of William T. Kerr, Meredith's former Chief Executive Officer. Mr. Kerr elected to receive lump sum payments from Meredith's non-qualified pension plans. A portion of Mr. Kerr's lump sum payments was subject to the provisions of section 409A of the Internal Revenue Code of 1986, as amended. Accordingly, this portion of the payments was not paid until January 2, 2007, six months after Mr. Kerr's retirement. The settlement charge was incurred solely as a result of the payment on January 2, 2007, not as a direct result of Mr. Kerr's retirement. Paragraph 3 of SFAS No. 88 states the following:

For purposes of this Statement, a settlement is defined as a transaction that (a) is an irrevocable action, (b) relieves the employer (or the plan) of primary responsibility for a pension benefit obligation, and (c) eliminates significant risks related to the obligation and the assets used to effect the settlement. Examples of transactions that constitute a settlement include (a) making lump-sum cash payments to plan participants in exchange for their rights to receive specified pension benefits and (b) purchasing nonparticipating annuity contracts to cover vested benefits.

The settlement charge was recognized in Meredith's financial statements in the fourth quarter of fiscal 2007, a one quarter lag after the settlement took place. The lag of three months in recognizing the charge is attributable to Meredith using an early measurement date (March 31) for purposes of measuring pension expense. The delay in the recognition of the settlement charge is based on Question No. 28 from the Financial Accounting Standards Board's Implementation Guide on SFAS No. 88. It states, in part, the following:
Q:

If a gain or loss from a settlement or curtailment occurs after the pension plan's measurement date but prior to the employer's fiscal year-end, should the employer include that gain or loss in determining that fiscal year's results of operations?

A:	Generally, no. The gain or loss should be recognized in the financial statements for the subsequent fiscal year.

The application of this guidance also applies to interim periods within a fiscal year. Accordingly, Meredith recorded the effects of the settlement with a three-month lag (i.e., the settlement occurred in the quarter ended March 31, 2007, the charge was recorded in the quarter ended June 30, 2007.)

* * * * * *

In response to the Staff's request, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to answer the Commission's comments. We would be happy to provide any additional information the Commission believes is necessary to clarify the content of our response. If you have any questions, please do not hesitate to call me at (515) 284-3603.

Sincerely,

/s/ Suku V. Radia

Suku V. Radia
Vice President, Chief Financial Officer